

June 17, 2013

<u>Via E-mail</u>
Friedhelm Blobel
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, California 94404

      **Re:    SciClone Pharmaceuticals, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2012**
             **Filed April 1, 2013**
             **Form 10-Q for the Quarterly Period Ended September 30, 2012**
             **Filed November 9 2012**
             **File No. 000-19825**

Dear Mr. Blobel:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis</u>
<u>Price Reduction for ZADAXIN and Other Products, page 48</u>

1. You state that "…the retail list price of ZADAXIN was reduced by approximately 18%. The reduction was announced in September 2012 and became effective October 8, 2012. Based on an agreement with our primary importer of ZADAXIN into China, this importer will take a larger share of the price reduction impact in exchange for certain exclusive importation rights into China. As a result, the actual impact on SciClone's revenue and margins is <u>expected to be less than a 5% decrease</u> in our sales price of ZADAXIN to this importer". Since you state the price reduction was effective October 8, 2012 please update this disclosure by providing us proposed disclosure to be included in future

periodic reports stating the actual impact of the price reduction. In addition, include in the proposed disclosure the impact of this list price reduction on your sales related to your other importers.

ZADAXIN Inventory and Sales, page 49

2. Please provide us proposed expanded disclosure to be included in future periodic reports that clarifies the importation of products in China. You state "The distributors make the sales in the country, but the product is imported for them by our exclusive ZADAXIN importer. Our product sales revenues result from the sale of our products to our customers, the importing agent." Clarify who you buy from and sell to in the process and how distributors are your customers as noted in your disclosure on page 53.

NovaMed: Intangible Asset Impairment, page 49

3. You disclose "… although revenues from the NovaMed business have grown since the acquisition, overall revenue growth and profitability have not met the expectations we forecast at the time of the acquisition. This condition was considered to be an impairment indicator with respect to the intangible assets related to our promotion and distribution contract rights" and recorded a full impairment of the intangible asset. Please direct us to early warning disclosures made in Form 10-K and Forms 10-Q as specified by ASC 275-10-50 or tell us why no early warning disclosures were made. Also demonstrate why no partial impairments or revisions to the estimated useful lives were required prior to the quarter ended September 30 2012 when a full impairment was recognized.

Results of Operations
Revenues, page 53

4. Please provide us proposed disclosure to be included in future periodic reports that identifies the increase in Zadaxin sales that was attributable to changes in price and to changes in volume. Please refer to Item 303(A)(3)(iii) of Regulation S-K.

5. You state that certain of your other product services agreements with third parties will be expiring over the next several months unless renewed, extended or renegotiate and that if any of these agreements are determined to no longer be beneficial to you and are allowed to expire, or if third parties will not renegotiate, renew or extend the agreements on terms acceptable to you, your revenues and profitability would be adversely affected. Please provide us proposed disclosure to be included in future periodic reports that states the amount of historical revenue associated with these agreements that are nearing expiration.

Financial Statements

Statements of Income, page 69

6.  Please provide us proposed disclosure to be included in future periodic reports that states separately the cost of promotion services revenue as specified by Rule 5-03(a)2 of Regulation S-X.

Goodwill, page 76

7.  Confirm that in future periodic reports you will replace the phrase "purchase method" wherever used with "acquisition method" as described in ASC 805-10.

Product Revenue, page 78

8.  You state "Effective as of the fourth quarter of 2012, the Company entered into a new agreement with the distributor which clarified the "sell-in" method of revenue recognition to provide consistency with the Company's policy regarding revenue recognition on a prospective basis." Tell us when the agreement was entered into and if subsequent to year end how this impacted the accounting for the arrangement.

Promotion Services Revenue, page 78

9.  You state on page 47 "We recognize promotion services revenues as a percentage of our collaborators' product sales revenue for these exclusively promoted products…" Please provide us an analysis of how you determine the price to use to recognize revenue at delivery and how that price is fixed or determinable at that date. Also, provide proposed disclosure to be included in future periodic reports that states how you account for the cost of this revenue.

Note 9 – Acquisition, page 86

10. You state on page 28 "Following the acquisition of NovaMed, we have numerous products under development in China and during 2011 and the first quarter of 2012, we were developing SCV-07, a small molecule synthetic peptide with immunomodulating properties, in a phase 2b clinical trial in the US for the delayed onset of oral mucositis." Tell us why you did not recognize any in-process research and development assets in the NovaMed acquisition. If you did not acquire any in-process research and development projects provide us proposed disclosure to be included in future periodic reports throughout the document that clarifies that fact.

Note 13 – Income Taxes, page 90

11. Tell us how you determined the foreign income tax at different rates of $10.4 million and what the taxable dividend from foreign subsidiary of $11.9 million represents in the 2012 reconciliation of the statutory federal income tax rate of 34% to the actual tax rate.

12. Your disclosure states "…determining the amount is not <u>practical</u> as it is dependent…" Provide us proposed disclosure to be included in future periodic reports that complies with ASC 740-30-50 and uses the term "practicable" if true.

Form 10-Q for the period ended September 30, 2012
Internal Control Issues – Material Weaknesses, page 18

13. You state here that you recorded adjustments to correct identified misstatements related to accrued liabilities for product returns, cost of sales, and sales and marketing expenses in the three- and nine-month periods ended September 30, 2012.  Tell us if any adjustments affected the three-month periods ended June 30, 2012 and March 31, 2012 and, if so, why you did not amend those Forms 10-Q at that time.  Tell us if these adjustments were made in the amended 10-Qs filed on April 1, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant